December 15, 2008

Mr. Mark E. Schwarz
Chairman and Interim Chief Executive Officer
New Century Equity Holdings Corp.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

> **Re:** **New Century Equity Holdings Corp.**
> **Amendment No. 1 to Schedule 14A**
> **Filed November 28, 2008**
> **File No. 000-28536**

Dear Mr. Schwarz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 20

1. We note your response to prior comment 5 and your revised disclosure which identifies several categories of acquired intangible assets with finite lives that will require amortization. As it appears to us that the amortization on such acquired intangible assets may be material to your pro forma financial statements, please undertake measures to obtain appropriate estimates of indefinite lived intangibles, finite lived intangibles and goodwill as part of the process of providing a preliminary purchase price allocation and revise your pro forma financial statements as appropriate. Please note that for any finite-lived intangible assets, we would expect to see an adjustment to record amortization of these assets.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 26

2.	We note your response to prior comment 11. In an amended filing, please provide a reconciliation which calculates the amount of goodwill and/or intangible assets by subtracting the amount of net assets being acquired in Wilhelmina from the total acquisition purchase price of $31,200,000. This reconciliation may be helpful as you refer to the cash portion and to the stock and cash portions of the purchase price as being $9,000,000 and $24,450,000, respectively, in your response and such amounts appear to conflict with your disclosure on page 22 of your filing.

Financial Statements

General

3.	Please update the financial statements and relevant disclosures within your filing under the guidance of Rule 3-12g of Regulation S-X.

* * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Ron Berenblat, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Via facsimile (212) 451-2222